Exhibit 1

AudioCodes Press Release

Company Contacts

Niran Baruch, Chief Financial Officer AudioCodes Tel: +972-3-976-4000 niran.baruch@audiocodes.com	Roger L. Chuchen, VP, Investor Relations AudioCodes Tel: 732-764-2552 roger.chuchen@audiocodes.com

AudioCodes Reports Fourth Quarter and Full Year 2024 Results and Declares Semi-Annual Dividend of 18 cents per share

Or Yehuda, Israel – February 4, 2025 - AudioCodes (NASDAQ: AUDC) Press Release

Fourth Quarter and Full Year 2024 Highlights

•	Quarterly revenues decreased by 3.2% year-over-year to $61.6 million;

full year 2024 revenues decreased by 0.9% to $242.2 million.

•	Quarterly service revenues increased by 10.9% year-over-year to $34.2 million;

full year 2024 service revenues increased by 8.2% to $130.2 million.

•	GAAP results:

o	Quarterly GAAP gross margin was 66.2%;

o	Quarterly GAAP operating margin was 6.7%;

o	Quarterly GAAP EBITDA was $5.2 million;

o	Quarterly GAAP net income was $6.8 million, or $0.22 per diluted share; and

o	Full year 2024 GAAP net income was $15.3 million, or $0.50 per diluted share.

•	Non-GAAP results:

o	Quarterly Non-GAAP gross margin was 66.5%;

o	Quarterly Non-GAAP operating margin was 12.2%;

o	Quarterly Non-GAAP EBITDA was $8.5 million;

o	Quarterly Non-GAAP net income was $11.6 million, or $0.37 per diluted share; and

o	Full year 2024 Non-GAAP net income was $27.3 million, or $0.87 per diluted share.

•	Net cash provided by operating activities was $15.3 million for the quarter and $35.3 million for the full year 2024.

•	AudioCodes repurchased 634,533 of its ordinary shares during the quarterly period ended December 31, 2024 at an aggregate cost of $6.0 million.

AudioCodes Reports Fourth Quarter and Full Year 2024 Results and Declares Semi-Annual Dividend of 18 cents per share	Page 1 of 10

AudioCodes Press Release

Details

AudioCodes, a leading provider of unified communications voice, contact center and conversational AI applications and services for enterprises, today announced its financial results for the fourth quarter and full year period ended December 31, 2024.

Revenues for the fourth quarter of 2024 were $61.6 million compared to $60.2 million for the third quarter of 2024 and compared to $63.6 million for the fourth quarter of 2023. Revenues were $242.2 million in 2024 compared to $244.4 million in 2023.

EBITDA for the fourth quarter of 2024 was $5.2 million compared to $7.9 million for the fourth quarter of 2023. EBITDA was $21.1 million in 2024 compared to $17.0 million in 2023.

On a Non-GAAP basis, EBITDA for the fourth quarter of 2024 was $8.5 million compared to $11.2 million for the fourth quarter of 2023. EBITDA was $31.4 million in 2024 compared to $31.0 million in 2023.

Net income was $6.8 million, or $0.22 per diluted share, for the fourth quarter of 2024 compared to net income of $3.7 million, or $0.12 per diluted share, for the fourth quarter of 2023. Net income was $15.3 million, or $0.50 per diluted share in 2024, compared to $8.8 million, or $0.28 per diluted share in 2023.

On a Non-GAAP basis, net income was $11.6 million, or $0.37 per diluted share, for the fourth quarter of 2024 compared to $8.9 million, or $0.28 per diluted share, for the fourth quarter of 2023. Non-GAAP net income was $27.3 million, or $0.87 per diluted share in 2024 compared to $25.0 million, or $0.77 per diluted share in 2023.

Non-GAAP net income excludes: (i) share-based compensation expenses; (ii) amortization expenses related to intangible assets; (iii) expenses related to deferred payments in connection with the acquisition of Callverso Ltd; (iv) financial income (expenses) related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies; (v) tax impact which relates to our Non-GAAP adjustments; (vi) with respect to Q1 2024, non-cash lease expense which is required to be recorded during the quarter even though this is a free rent period under the lease for the Company’s new headquarters; and (vii) a one-time, non-recurring settlement expense attributable to the Settlement Agreement (as defined below). A reconciliation of net income on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

On December 25, 2024, we entered into a settlement (the “Settlement Agreement”) with the landlord of our prior headquarters in connection with the termination of the related lease agreement. Pursuant to the Settlement Agreement, we incurred a one-time, non-recurring settlement expense of approximately $1.4 million during the quarterly period in the form of a cash payment made to the landlord.

AudioCodes Reports Fourth Quarter and Full Year 2024 Results and Declares Semi-Annual Dividend of 18 cents per share	Page 2 of 10

AudioCodes Press Release

Net cash provided by operating activities was $15.3 million for the fourth quarter of 2024 and $35.3 million for 2024.

Cash and cash equivalents, short-term bank deposits, long and short-term marketable securities and long-term financial investments were $93.9 million as of December 31, 2024, compared to $106.7 million as of December 31, 2023. The decrease in cash and cash equivalents, short-term bank deposits, long and short-term marketable securities and long-term financial investments was the result of the use of cash for the continued repurchasing of the Company’s ordinary shares pursuant to its share repurchase program, payment of a cash dividend during each of the first and third quarters of 2024, and the purchase of property and equipment related to leasehold improvements of our new corporate headquarters in Israel, offset, in part, by cash generated from operating activities.

“I am pleased to report solid fourth quarter performance, with healthy growth in key business lines, taking us further on our transformative evolution to a cloud software and services company,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes.

Enterprise UCaaS and CX business accounted for 92% of revenues in the fourth quarter, within which our UCaaS business performed well, highlighted by Microsoft business up 13% in the quarter, representing the highest quarterly growth rate this year.  Full year Microsoft business increased 6%, driven mainly by the ongoing transition of our revenue model from perpetual sales to recurrent revenue sales.  Live managed services mix within Microsoft business increased 30% year-over-year, and reached a level of 47% of business, compared to 40% in the year ago quarter.  This growth, coupled with 30% growth in Voice.ai business for the full year 2024, contributed to us ending 2024 with ARR at $65 million, representing 35% year-over-year growth.  We expect the recurring revenue business momentum to continue driving our sales for the UCaaS and CX markets in 2025 and beyond.  With the shift in focus for end customers towards Value-Added Services, we expect to see a rise in demand for our Voice.ai application solutions, and an increased interest in our Live Platform, which consolidates connectivity, management, and Value-Added Services through one integrated AudioCodes’ platform.

The significant investments we have in our Voice.ai and conversational AI portfolio over the last several years are paying off. Individual business units have emerged as leaders in their respective categories.  Additionally, with growing customer demand for AI and Gen AI driven business voice applications and Value-added Services, we have seen a surge in our pipeline of created opportunities in Voice.ai connect, Voca CIC and Meeting Insights applications.  The growth in AI business applications is solid and we expect this segment to grow 40% to 50% in 2025.

Overall, we exited 2024 with good operational momentum, particularly with the continued strong growth in our two primary engines, namely our Live family of managed services and Voice.ai. With the progress we are making in increasing our recurring revenues and the robust pipeline of opportunities, we expect to see improved top-line growth in 2025 and beyond,” concluded Mr. Adlersberg.

AudioCodes Reports Fourth Quarter and Full Year 2024 Results and Declares Semi-Annual Dividend of 18 cents per share	Page 3 of 10

AudioCodes Press Release

Share Buy Back Program

During the quarter ended December 31, 2024, the Company acquired 634,533 of its ordinary shares under its share repurchase program for a total consideration of $6.0 million.

In December 2024, the Company received court approval in Israel to purchase up to an aggregate amount of $20 million of additional ordinary shares. The court approval also permits AudioCodes to declare a dividend out of any part of this amount. The approval is valid through June 14, 2025.

As of December 31, 2024, the Company had $19 million available under this approval for the repurchase of shares and/or declaration of cash dividends.

Cash Dividend

AudioCodes also announced today that the Company’s Board of Directors has declared a cash dividend in the amount of 18 cents per share. The aggregate amount of the dividend is approximately $5.3 million. The dividend is payable on March 6, 2025, to all of the Company’s shareholders of record at the close of trading on the NASDAQ Global Select Market on February 20, 2025.

In accordance with Israeli tax law, the dividend is subject to withholding tax at source at the rate of 25% of the dividend amount payable to each shareholder of record, subject to applicable exemptions. If the recipient of the dividend is at the time of distribution or was at any time during the preceding 12-month period the holder of 10% or more of the Company's share capital, the withholding rate is 30%.

The dividend will be paid in U.S. dollars on the ordinary shares of AudioCodes Ltd. that are traded on the Nasdaq Global Select Market or the Tel-Aviv Stock Exchange. The amount and timing of any other dividends will be determined by the Company’s Board of Directors.

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:30 A.M., Eastern Time today to discuss the Company's fourth quarter and full year of 2024 operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one of the following numbers:

United States Participants: 888-506-0062

International Participants: +1 (973) 528-0011

The conference call will also be simultaneously webcast. Investors are invited to listen to the call live via webcast at the AudioCodes investor website at http://www.audiocodes.com/investors-lobby.

AudioCodes Reports Fourth Quarter and Full Year 2024 Results and Declares Semi-Annual Dividend of 18 cents per share	Page 4 of 10

AudioCodes Press Release

About AudioCodes

AudioCodes (NASDAQ, TASE: AUDC) is a leading innovator of intelligent cloud communications solutions. AudioCodes empowers enterprises and service providers to build and operate state-of-the-art voice networks, unified communications platforms, and AI-driven productivity tools. The cutting-edge portfolio includes cloud-native applications, advanced Voice.ai technologies, and comprehensive communication solutions tailored for the modern digital workplace. Trusted by global Fortune 500 companies and tier-1 operators worldwide, AudioCodes drives digital transformation through seamless integration, enhanced collaboration, and unparalleled communication experiences.

For more information, visit http://www.audiocodes.com.

Follow AudioCodes’ social media channels:

AudioCodes invites you to join our online community and follow us on: AudioCodes Voice Blog, LinkedIn, Twitter, Facebook, and YouTube.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; possible adverse impact of the COVID-19 pandemic on our business and results of operations; the effects of the current terrorist attacks by Hamas in Israel, and the war and hostilities between Israel and Hamas, and Israel and Hezbollah as well as the possibility that this could develop into a broader regional conflict involving Israel with other parties, may affect our operations and may limit our ability to produce and sell our solutions; any disruption in our operations by the obligations of our personnel to perform military service as a result of current or future military actions involving Israel; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2025 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, User Management Pack, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom, AudioCodes One Voice, AudioCodes Meeting Insights, AudioCodes Room Experience are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

AudioCodes Reports Fourth Quarter and Full Year 2024 Results and Declares Semi-Annual Dividend of 18 cents per share	Page 5 of 10

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2024	2023
	(Unaudited)	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$58,749	$30,546
Short-term and restricted bank deposits	210	212
Short-term marketable securities	3,426	7,438
Trade receivables, net	56,016	51,125
Other receivables and prepaid expenses	13,012	9,381
Inventories	31,463	43,959
Total current assets	162,876	142,661

LONG-TERM ASSETS:
Long-term Trade receivables	$15,753	$16,798
Long-term marketable securities	28,518	65,732
Long-term financial investments	3,008	2,730
Deferred tax assets	9,838	6,208
Operating lease right-of-use assets	32,534	36,712
Severance pay funds	18,004	17,202
Total long-term assets	107,655	145,382

PROPERTY AND EQUIPMENT, NET	27,321	10,893

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	38,049	38,581

Total assets	$335,901	$337,517

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	7,543	7,556
Other payables and accrued expenses	25,823	29,943
Deferred revenues	38,438	38,820
Short-term operating lease liabilities	5,954	7,878
Total current liabilities	77,758	84,197

LONG-TERM LIABILITIES:
Accrued severance pay	$16,387	$16,662
Deferred revenues and other liabilities	19,434	17,142
Long-term operating lease liabilities	30,508	31,404
Total long-term liabilities	66,329	65,208

Total shareholders’ equity	191,814	188,112
Total liabilities and shareholders' equity	$335,901	$337,517

AudioCodes Reports Fourth Quarter and Full Year 2024 Results and Declares Semi-Annual Dividend of 18 cents per share	Page 6 of 10

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Year ended		Three months ended
	December 31,		December 31,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Products	$111,966	$123,991	$27,319	$32,692
Services	130,210	120,392	34,235	30,867
Total Revenues	242,176	244,383	61,554	63,559
Cost of revenues:
Products	44,448	47,964	10,325	11,396
Services	39,567	38,070	10,510	9,771
Total Cost of revenues	84,015	86,034	20,835	21,167
Gross profit	158,161	158,349	40,719	42,392
Operating expenses:
Research and development, net	52,125	57,169	12,345	13,806
Selling and marketing	71,167	70,243	18,740	17,496
General and administrative	17,678	16,513	5,532	3,856
Total operating expenses	140,970	143,925	36,617	35,158
Operating income	17,191	14,424	4,102	7,234
Financial income (expenses), net	(2,095)	(52)	(1,900)	(1,740)
Income before taxes on income	15,096	14,372	2,202	5,494
Taxes on income, net	215	(5,592)	4,573	(1,839)
Net income	$15,311	$8,780	$6,775	$3,655
Basic net earnings per share	$0.51	$0.28	$0.23	$0.12
Diluted net earnings per share	$0.50	$0.28	$0.22	$0.12
Weighted average number of shares used in computing basic net earnings per share (in thousands)	30,162	31,401	29,932	30,678
Weighted average number of shares used in computing diluted net earnings per share (in thousands)	30,642	31,579	30,260	30,893

AudioCodes Reports Fourth Quarter and Full Year 2024 Results and Declares Semi-Annual Dividend of 18 cents per share	Page 7 of 10

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME
U.S. dollars in thousands, except per share data

	Year ended		Three months ended
	December 31,		December 31,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)
GAAP net income	$15,311	$8,780	$6,775	$3,655
GAAP net earnings per share	$0.50	$0.28	$0.22	$0.12
Cost of revenues:
Share-based compensation (1)	369	388	95	84
Amortization expenses (2)	488	501	122	122
Lease expenses (6)	304	685	-	363
	1,161	1,574	217	569
Research and development, net:
Share-based compensation (1)	2,108	2,685	466	595
Deferred payments expenses (3)	-	770	-	408
Lease expenses (6)	342	430	-	55
	2,450	3,885	466	1,058
Selling and marketing:
Share-based compensation (1)	2,959	4,297	704	917
Amortization expenses (2)	44	44	11	11
Deferred payments expenses (3)	-	86	-	46
Lease expenses (6)	38	430	-	55
	3,041	4,857	715	1,029
General and administrative:
Share-based compensation (1)	2,792	4,010	679	768
Settlement with former headquarter office landlord (7)	1,355	-	1,355	-
Lease expenses (6)	76	171	-	91
	4,223	4,181	2,034	859
Financial expenses (income):
Exchange rate differences (4)	507	205	1,261	1,442

Income taxes:
Taxes on income, net (5)	585	1,549	163	302
Non-GAAP net income	$27,278	$25,031	$11,631	$8,914
Non-GAAP diluted net earnings per share	$0.87	$0.77	$0.37	$0.28
Weighted average number of shares used in computing Non-GAAP diluted net earnings per share (in thousands)	31,449	32,637	31,192	31,937

(1)	Share-based compensation expenses related to options and restricted share units granted to employees and others.

(2)	Amortization expenses related to intangible assets.

(3)	Expenses related to deferred payments in connection with the acquisition of Callverso Ltd.

(4)	Financial income (expenses) related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.

(5)	Tax impact which relates to our non-GAAP adjustments.

(6)	With respect to Q1 2024, non-cash lease expense which is required to be recorded during the quarter even though this is a free rent period under the lease for the Company’s new headquarters.

(7)	A one-time, non-recurring expense attributable to the Settlement Agreement.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AudioCodes Reports Fourth Quarter and Full Year 2024 Results and Declares Semi-Annual Dividend of 18 cents per share	Page 8 of 10

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$15,311	$8,780	$6,775	$3,655
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,883	2,596	1,095	624
Net loss from sale of marketable securities	882	218	608	-
Amortization of marketable securities premiums and accretion of discounts, net	1,120	1,130	509	321
Decrease (increase) in accrued severance pay, net	(1,077)	(362)	(378)	131
Share-based compensation expenses	8,228	11,380	1,944	2,364
Decrease (increase) in deferred tax assets, net	(4,548)	1,437	(5,374)	273
Cash financial loss (income), net	313	(218)	176	179
Decrease in operating lease right-of-use assets	6,009	9,281	1,254	2,593
Decrease (increase) in operating lease liabilities	(4,651)	(6,914)	(720)	1,497
Decrease (increase) in trade receivables, net	(3,846)	1,600	2,168	(3,045)
Decrease (increase) in other receivables and prepaid expenses	(3,631)	625	(927)	(947)
Decrease (increase) in inventories	12,283	(7,791)	2,164	814
Increase (decrease in trade payables	(13)	(3,782)	2,064	918
Increase (decrease) in other payables and accrued expenses	3,223	(6,233)	3,817	181
Increase (decrease) in deferred revenues	1,767	3,144	136	(279)

Net cash provided by operating activities	35,253	14,891	15,311	9,279

Cash flows from investing activities:
Proceeds from short-term deposits	2	4,998	(8)	(10)
Proceeds from sale of marketable securities	35,177	3,846	25,186	-
Proceeds from financial investment	132	-	56	-
Proceeds from redemption of marketable securities	7,450	3,084	4,000	-
Proceeds from redemption of financial investments	-	14,094	-	-
Purchase of financial investments	(675)	(81)	-	-
Purchase of property and equipment	(24,280)	(5,965)	(3,512)	(664)
Net cash provided by (used in) investing activities	17,806	19,976	25,722	(674)

AudioCodes Reports Fourth Quarter and Full Year 2024 Results and Declares Semi-Annual Dividend of 18 cents per share	Page 9 of 10

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
U.S. dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from financing activities:
Purchase of treasury shares	(14,328)	(18,259)	(5,988)	(6,286)
Cash dividends paid to shareholders	(10,896)	(11,399)	-	-
Proceeds from issuance of shares upon exercise of options	368	802	182	548
Net cash used in financing activities	(24,856)	(28,856)	(5,806)	(5,738)

Net increase in cash, cash equivalents, and restricted cash	28,203	6,011	35,227	2,867
Cash, cash equivalents and restricted cash at beginning of period	30,546	24,535	23,522	27,679
Cash, cash equivalents and restricted cash at end of period	$58,749	$30,546	$58,749	$30,546

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